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Exhibit (a)(7)

May 25, 2004

To our Stockholders:

        We are pleased to inform you that New England Business Service, Inc. has entered into a merger agreement providing for the acquisition of the Company by Deluxe Corporation, a well known check printing company. In accordance with the merger agreement, Deluxe, through an indirect, wholly owned subsidiary, has today commenced a tender offer to purchase all of the outstanding shares of the Company's common stock for $44.00 per share in cash.

        The tender offer is conditioned upon, among other things, more than 67% of the Company's outstanding shares, determined on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. The tender offer will be followed by a merger in which each share of the Company's common stock not purchased in the tender offer will be converted into the right to receive $44.00 per share in cash, net to the seller.

        Your Board of Directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are fair to and in the best interests of the Company's stockholders, has unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and unanimously recommends that the Company's stockholders accept the offer and tender their shares in the offer.

        In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the attached Schedule 14D-9, including, among other things, the opinion of Morgan Stanley & Co. Incorporated, the Company's financial advisor, that, as of the date of the opinion, the consideration to be received pursuant to the offer and the merger is fair, from a financial point of view, to the Company's stockholders. A copy of Morgan Stanley's written opinion, which sets forth the assumptions made, matters considered and limitations of the review undertaken in connection with the opinion, is attached as Annex A to the Schedule 14D-9 and should be read carefully and in its entirety.

        In addition to the attached Schedule 14D-9 relating to the offer, also enclosed are Deluxe's Offer to Purchase, dated May 25, 2004, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read these materials carefully.

        On behalf of the Board of Directors and management of the Company, we thank you for your support.

Very truly yours,

Robert J. Murray Chairman of the Board	Richard T. Riley President and Chief Executive Officer

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  Exhibit (a)(7)